UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the month of December , 2006
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                                Golar LNG Limited
                 (Translation of registrant's name into English)


                        Commission File Number: 000-50113


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

              Form 20-F [X]             Form 40-F  [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [_]                No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper by Regulations S-T Rule 101(b)(1):

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated December 1, 2006.

                                                                    Exhibit 99.1



Golar LNG Limited (the "Company") advises that the 2006 Annual General Meeting of the Company was held on December 1, 2006 at 10:30 a.m. at the Fairmont Hamilton Princess, 76 Pitts Bay Road, Hamilton, Bermuda. The following resolutions were passed:

1)   To re-elect John Fredriksen as a Director of the Company.

2)   To re-elect Tor Olav Tr0im as a Director of the Company.

3)   To re-elect Kate Blankenship as a Director of the Company.

4)   To re-elect Frixos Savvides as a Director of the Company

5) To appoint PricewaterhouseCoopers of London, England as auditors and to authorise the Directors to determine their remuneration.

6) To approve an amendment to the Company's Bye-law 110. to change the requirements for the form of, and signatories to, the seal of the Company.

In addition, the audited consolidated and combined financial statements for the Company for the year ended December 31, 2005 were presented to the Meeting.





Hamilton, Bermuda
December 1, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             GOLAR LNG LIMITED
                                          ----------------------
                                                (Registrant)





                                           By /s/ Graham Robjohns
                                              ------------------------
                                                  Graham Robjohns
                                                  Chief Financial Officer

                                           Dated:  December 4, 2006



SK 03849 0004 727205